September 13, 2017

VIA EDGAR

Ms. Sonia Gupta Barros

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alexander & Baldwin REIT Holdings, Inc.
Registration Statement on Form S-4
File No. 333-219274

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alexander & Baldwin REIT Holdings, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern Daylight Time on September 14, 2017, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing, please contact Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

[signature page follows]

Sonia Gupta Barros

U.S. Securities and Exchange Commission

September 13, 2017

Sincerely, Alexander & Baldwin REIT Holdings, Inc.

/s/ Nelson N.S. Chun
Nelson N.S. Chun Vice President

cc:	Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP